UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012.

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Santiago, January 31, 2012.

Mr.

Fernando Coloma Correa

Commissioner

SECURITIES AND INSURANCE COMMISSION

Hand Delivery

Re.: Disclosure of MATERIAL EVENT – Report on Results for Year 2011 and Fourth Quarter of 2011 prior to publication of Uniform Financial Statements (FECU).

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of Securities Market Law 18045 and General Rule No. 30 of the Securities and Insurance Commission, under due authority and accordingly to the board of Directors meeting held on January 31st, 2012, please be advised of the following MATERIAL EVENT of Lan Airlines S.A. (“LAN”), Securities Register N° 306:

On this date, notwithstanding the forwarding of the corresponding FECU within the pertinent deadline, the Audit Committee and Board of Directors of LAN Airlines S.A. have approved publication, as a material event, of the financial information enclosed herewith.  This information corresponds to summary financial information on the income statement and consolidated balance sheet of the company and also includes a qualitative explanation of the operating performance for year 2011 as well as for the fourth quarter ending December 31st, 2011.

Please note that LAN Airlines S.A. will provide this financial information to its shareholders, investors and the market in general for the purpose of (i) providing them truthful, sufficient and timely information in advance of the delivery of the respective FECU within the applicable deadlines; (ii) complying with the deadline for delivery of financial information to the market, investors and analysts, as has been the practice of LAN Airlines S.A. in recent years; and (iii) keeping our shareholders, investors and the market in general adequately informed through the delivery of financial information on LAN Airlines S.A. according to IFRS.

Finally, this financial information does not supersede or modify the corresponding FECU according to IFRS, which will be delivered for the purposes of year 2011 within the deadlines stipulated in the rules of the Securities and Insurance Commission.

Very sincerely yours,

Alejandro de la Fuente Goic

Vicepresidente de Finanzas Corporativo

Lan Airlines S.A.

cc:	Santiago Stock Exchange
Electronic Exchange of Chile
Valparaíso Securities Exchange

LAN AIRLINES REPORTS NET INCOME OF US$320.2 MILLION FOR FULL YEAR 2011 AND US$112.5 MILLION FOR FOURTH QUARTER 2011

Santiago, Chile, January 31, 2012 – LAN Airlines S.A. (NYSE: LFL), one of Latin America’s leading passenger and cargo airlines, announced today its consolidated financial results for full year and fourth quarter ended December 31, 2011. “LAN” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S Dollars.

Highlights

•	LAN reported net income of US$320.2 million for full year 2011. Results in 2011 were driven by solid demand, strong yields and high load factors in both passenger and cargo operations. Nevertheless, net income decreased 23.7% compared to the US$419.7 million reported infull year 2010, mainly due to the impact of the startup of LAN’s operations in Colombia and the volcanic ash cloud that disrupted air traffic throughout the region, as well as higher fuel prices, a portion of which was not recovered via the fuel surcharge mechanism.

•	For full year 2011, operating income reached US$539.7 million, a 13.4% decrease compared to the US$622.9 million in full year 2010. Operating margin reached 9.4% a decrease of 4.3 points compared to 13.8% in 2010.

•	For fourth quarter 2011, LAN reported net income of US$112.5 million, a decrease of 31.6% compared to the US$164.6 million reported in fourth quarter 2010. Results in the fourth quarter 2011 reflected costs related to the startup of LAN’s operations in Colombia and the ongoing effects of the volcanic ash cloud on domestic operations in Chile and Argentina, as well as the 28.8% increase in fuel prices, a portion of which was not recovered via the fuel surcharge mechanism. Nevertheless, LAN continued to show solid traffic growth and yield increases in both passenger and cargo operations.

•	Operating income reached US$169.5 million in fourth quarter 2011, a 19.6% decrease compared to US$210.7 million in fourth quarter 2010. Operating margin reached 11.0% compared to 16.2% in fourth quarter 2010.

•	Total revenues in fourth quarter 2011 reached US$1,535.3 million compared to US$1,302.5 million in fourth quarter 2010 due to a 20.8% increase in passenger revenues and a 15.8% increase in cargo revenues. Revenue increases continue to reflect solid demand trends in both passenger and cargo operations. Passenger and cargo revenues accounted for 69.9% and 27.9% of total revenues, respectively, in fourth quarter 2011.

•	In December 2011, the Company launched the LAN brand in Colombia, a significant step in the successful turnaround of the Colombian domestic passenger operations undertaken in 2011. In fourth quarter 2011, LAN recognized a US$21 million operating loss from its Colombian passenger operations. This loss includes significant costs related to the rebranding process, migration of LAN Colombia to LAN’s IT systems, marketing initiatives aimed at integrating Colombia into LAN’s regional network, and one-time maintenance costs.

•	In line with the Company’s expansion, the Company received 1 Airbus A319, 5 Airbus A320 and 2 Boeing 767-300 passenger aircraft in fourth quarter 2011.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
LAN Airlines S.A.	i-advize Corporate Communications, Inc.
Investor Relations	María Barona / Pete Majeski
investor.relations@lan.com	lan@i-advize.com
Tel: (56-2) 565-8785	Tel: (212) 406-3690

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•	During fourth quarter 2011, LAN and TAM S.A. (“TAM”) continued to advance on the merger transaction to create LATAM Airlines Group S.A. (“LATAM Group”). The companies have obtained all required anti-trust and shareholder approvals and are currently in the process of registering the transaction with the relevant securities authorities. LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and the Supreme Court of Chile has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC (Tribunal de Defensa de la Libre Competencia, Chile’s antitrust authority). The Company expects this will occur before the end of first quarter 2012.

•	In January 2012, LAN and TAM announced a revised estimate of expected synergies to be achieved through the merger of the two airlines. LAN and TAM estimated that the combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time to between US$600 million and US$700 million, before depreciation and taxes, beginning four years after completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, announced in August 2010.

Management Comments on Fourth Quarter 2011 Results

LAN reported net income of US$112.5 million in fourth quarter 2011, a decrease of 31.6% compared to fourth quarter 2010. Operating income in the quarter decreased 19.6%, reaching US$169.5 million, with an 11.0% operating margin. Results during the fourth quarter 2011 were impacted by the continued impact of the startup of LAN’s operations in Colombia, and the ongoing effects of the volcanic ash cloud on domestic operations in Chile and Argentina, as well as the 28.8% increase in fuel prices as compared to fourth quarter 2010. Nevertheless, LAN continued to show solid traffic growth and higher yields in both passenger and cargo operations.

During fourth quarter 2011, LAN’s consolidated revenues increased 17.9% compared to fourth quarter 2010. Passenger revenues increased 20.8% during the quarter, driven by continued traffic growth and a 9.1% expansion in yields. Passenger traffic growth during the quarter reached 10.8%, while load factors reached 79.9%, 1.8 points lower than 2010. Total passenger capacity as measured in ASKs grew 13.3% and revenues per ASK (RASK) increased 6.7%. Passenger yields increased mainly as a result of an increase in fuel surcharges, in line with the increase of WTI prices and the crack spread.

Passenger traffic and capacity in fourth quarter 2011 included LAN Colombia’s domestic and international operations. Capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States. This expansion was partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011, mainly the cancellation of the route between Madrid and Paris in July, 2011.

During fourth quarter 2011, cargo revenues increased 15.8%, reflecting the continued growth of LAN’s cargo traffic, with 10.0% RTK growth. Cargo capacity in the quarter grew 9.8%, resulting in a load factor of 72.0%, 0.2 points higher than fourth quarter 2010. Yields showed a 5.2% improvement compared to fourth quarter 2010, driven by improved yield management tools, itinerary optimization and higher cost pass-throughs via fuel surcharges, leading to a 5.4% increase in unit revenue.

The Company selectively added capacity in response to demand in its core markets. The growth of import flows to Latin America continued, but weaker global cargo markets drove additional competition to South America, especially Brazil. On the other hand, export volumes recovered, partly driven by the gradual resurgence of salmon exports. The Company leveraged the three additional Boeing 767-300F freighter aircraft incorporated into its fleet between November 2010 and January 2011 to add capacity on routes from Latin America to North America and Europe. The Company also continued to successfully optimize the utilization of the bellies of its passenger aircraft to maximize synergies associated with the Company’s integrated passenger/cargo business model.

LAN continued with the turnaround of its Colombian operations. In December 2011, the Company launched the LAN brand in Colombia, a significant step in the successful turnaround of the Colombian domestic passenger operations carried out throughout 2011. In the fourth quarter 2011, LAN recognized a US$21 million operating loss from its Colombian passenger operations. This loss includes significant costs related to the rebranding process, migration of LAN Colombia to LAN’s IT systems, marketing initiatives aimed at integrating Colombia into LAN’s regional network, and one-time maintenance costs.

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Operating expenses increased 25.1% compared to fourth quarter 2010, while costs per ATK (including net financial expenses) increased 15.7%. Excluding fuel, unit costs increased 7.7%, mainly due to higher costs related to the consolidation of LAN’s Colombian operations.

Higher fuel prices during the quarter, which increased 28.8% compared to fourth quarter 2010, generated US$98.6 million in increased fuel costs. Nevertheless, LAN partially offset this impact via fuel surcharges in both passenger and cargo operations. Starting in March 2011, fuel surcharges based on WTI incorporated the crack spread to be better aligned with variations in jet fuel prices. During the quarter, the Company’s financial hedging strategy resulted in a US$0.2 million fuel hedge gain. LAN has hedged approximately 34% of its estimated fuel consumption for the first three quarters of 2012. The fuel hedging strategy consists of a combination of collars, swaps and call options for WTI. In addition to the fuel surcharge mechanism and the fuel hedging strategy, the Company adjusted its capacity on certain routes in 2011, to mitigate the impact of increased fuel prices on operations.

LAN continued to maintain a solid financial position, with adequate liquidity and a solid financial structure, as reflected by the Company’s BBB Investment Grade international credit rating (Fitch). LAN is one of the few airlines in the world with an Investment Grade rating. At the end of the quarter, LAN reported US$472.5 million in cash and cash equivalents representing 8.3% of revenues for the last twelve months. As of December 31, 2011, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$997.5 million, US$524.6 million of which were funded directly by LAN. In 2011, the Company also secured committed credit lines for US$208 million. Additionally, the Company has practically no short-term debt, while its long-term debt is mainly related to aircraft financing and has 12 to 15 year repayment profiles with competitive interest rates.

LAN’s operating results during the quarter evidenced the Company’s ability to leverage continued growth opportunities in both cargo and passenger markets, enhancing the Company’s leadership position in Latin America and reflecting its ability to face and mitigate impacts of adverse scenarios such as fuel price volatility and natural disasters. Based on LAN’s diversified, solid and flexible business model, as well as the Company’s consistent track record and solid balance sheet, LAN is continuously improving the Company’s long-term strategic position by addressing opportunities, strengthening its market presence and increasing competitiveness.

EBITDAR Calculation (1)

The following is a calculation of LAN’s EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and aircraft rentals), which the Company considers useful indicators of operating performance.

EBITDAR (US$ millions)	4Q11	4Q10	% Chg.		Dec 11	Dec 10	% Chg.

Revenues	1,535.3	1,302.5	17.9%		5,718.2	4,523.3	26.4%
Operating Expenses	-1,365.8	-1,091.7	25.1%		-5,178.5	-3,900.4	32.8%
Operating Income	169.5	210.7	-19.6%		539.7	622.9	-13.4%

Depreciation and Amortization	108.2	92.3	17.2%		404.7	341.7	18.4%
EBITDA	277.6	303.0	-8.4%		944.4	964.6	-2.1%
EBITDA Margin	18.1%	23.3%	-5.2	pp.	16.5%	21.3%	-4.8	pp.

Aircraft Rentals	44.7	26.9	66.1%		174.2	98.6	76.7%
EBITDAR	322.4	330.0	-2.3%		1,118.6	1,063.2	5.2%
EBITDAR Margin	21.0%	25.3%	-4.3	pp.	19.6%	23.5%	-3.9	pp.

(1) EBITDA and EBITDAR are not accounting measures and should not be considered in isolation nor as a substitute for net income prepared in accordance with International Financial Reporting Standards (IFRS) as a measure of operating performance. Furthermore, these calculations may not be comparable to similarly titled measures used by other companies.

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Recent Events

Agreement with TAM

On August 13, 2010, LAN and TAM announced that they entered into a non-binding MOU, outlining intentions to combine holdings under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

LAN and TAM have successfully advanced in meeting all the requirements for the completion of the merger. During the fourth quarter 2011, the transaction received the approval of CADE, Brazil’s antitrust authority, the last of the antitrust approvals necessary for the merger. On December 21, 2011 LAN held a shareholders’ meeting where the transaction was approved by a broad majority. TAM’s shareholder’s meeting was held on January 3, 2012, where TAM shareholders unanimously approved the appraisal report of Banco Bradesco BBI S.A. regarding the exchange ratio of shares between the two companies. Furthermore, on November 15, 2011 a preliminary version of the offer to exchange / prospectus on Form F-4 was filed with the SEC. On January 18, 2012, a preliminary version of the Edital, terms and conditions of the exchange offer, was filed with Brazil’s Commisao de Valores Mobiliarios (CVM).

LAN will launch the exchange offer promptly after all required registrations with securities authorities are complete and Chile’s Supreme Court has resolved LAN’s pending appeal regarding the carve-outs imposed by the TDLC. The Company expects this will occur before the end of the first quarter 2012.

During the quarter, LAN and TAM announced a revised estimate of expected synergies to be achieved through the merger. The combined synergies arising from the proposed combination could increase LATAM Group’s annual operating income over time to between US$600 million and US$700 million, before depreciation and taxes, beginning four years after completion of the transaction. This represents a 50% to 75% increase over the initial synergy estimate of US$400 million per year, which the companies announced in August 2010. Of the total expected annual pre-tax synergies, between US$170 million and US$200 million may be achieved within the first year after completion of the transaction.

LAN and TAM expect that the one-time merger costs, including banking, consulting and legal advisory fees, to be incurred in 2012 and the investments required over the term of the synergy capture period to achieve the above-mentioned synergies to be between US$170 million and US$200 million in the aggregate. Finally, LAN and TAM expect reduced investments from avoided engine and spare part purchases of approximately US$150 million, which are expected to occur over the synergy capture period.

Dividend

On January 12, 2012, the Company paid a second interim dividend related to full year 2011 results to shareholders of record as of January 6, 2012. The dividend amounted to US$ 85.0 million, representing US$0.24988 per share. Together with the US$56.6 million dividend payment made in September, LAN’s 2011 interim dividend payments were equivalent to 44.2% of the Company’s net income in 2011.

Fleet Plan

In line with the Company’s expansion, during fourth quarter 2011, the Company received 1 Airbus A319, 5 Airbus A320 and 2 Boeing 767-300 passenger aircraft. For 2011, the Company received a total of 4 Airbus A319 and 16 Airbus A320 passenger aircraft, destined for domestic and regional markets, 3 Boeing 767-300 passenger aircraft, destined for regional and long haul routes, and 1 Boeing 767-300F freighter, mainly destined for growth on northbound routes. During 2011, the Company’s fleet plan also included the sale of 5 Airbus A318 aircraft.

During 2012, LAN expects to receive 12 Airbus A320 family aircraft to operate domestic and regional routes, as well as 9 Boeing 767-300 and the first 2 Boeing 787-8 Dreamliners for long-haul routes. During 2012, the Company’s fleet plan also includes the sale of 5 Airbus A318 aircraft and the return of 2 leased Boeing 767-300, while also returning 3 Boeing 737-700s operated by LAN Colombia. Regarding the cargo fleet, during 2012, the Company expects the delivery of 2 Boeing 777F freighter aircraft.

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LAN’s estimated fleet plan and associated capital expenditures are shown in the table below.

	2011	2012	2013	2014

PASSENGER FLEET
Dash 8-200/Dash 8-Q400	14	14	14	13
Boeing 737-700	9	6	6	2
A321/A320/A319/A318	76	83	92	109
B767-300 ER	31	38	40	40
B787	0	2	5	12
A340-300	5	5	4	2
TOTAL PASSENGER FLEET	135	148	161	178

CARGO FLEET
767-300 F	12	12	12	12
777-200 F	2	4	4	4
TOTAL CARGO FLEET	14	16	16	16

TOTAL FLEET	149	164	177	194

Total Fleet Capex (US$ millions)	841	1,759	1,374	1,598

Outlook

Considering current market conditions, the Company expects passenger ASK growth of between 12% and 14% in 2012, mainly driven by the net delivery of 13 passenger aircraft. LAN Cargo expects cargo ATK growth between 7% and 9% in 2012, mainly driven by the delivery of 2 Boeing 777F freighters during the second half of 2012.

Consolidated FOURTH Quarter 2011 Results

Net income in fourth quarter 2011 totaled US$112.5 million compared to US$164.6 million in the same period 2010. Net margin for the quarter decreased from 12.6% in 2010 to 7.3% in 2011.

Operating income amounted to US$169.5 million in fourth quarter 2011 compared to US$210.7 million in fourth quarter 2010. Operating margin in the quarter decreased from 16.2% in 2010 to 11.0% in 2011.

Total operating revenues increased 17.9% compared to fourth quarter 2010, reaching US$1,535.3 million. This reflected a:

•	20.8% increase in passenger revenues to US$1,073.5 million,
•	15.8% increase in cargo revenues to US$428.5 million, and a
•	24.1% decrease in other revenues to US$33.3 million.

Passenger and cargo revenues accounted for 69.9% and 27.9% of total revenues for the quarter, respectively.

Passenger revenues increased 20.8%, driven by 10.8% traffic growth and a 9.1% increase in yields. Load factors decreased from 81.7% to 79.9%, as the 13.3% increase in capacity outpaced traffic growth. The growth rates in traffic and capacity in fourth quarter 2011 included inorganic growth resulting from the inclusion of LAN Colombia’s domestic and international operations. In addition, passenger capacity increases focused mainly on domestic routes within Chile, regional routes within Latin America, and long-haul routes to the United States, partially offset by decreased capacity on long haul routes to Europe as a result of itinerary changes implemented in 2011. Overall, revenues per ASK increased 6.7%. Traffic grew as a result of a 26.2% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and a 4.3% increase in international traffic. International traffic accounted for 66.1% of total passenger traffic during the quarter. Yields increased 9.1% due to higher fares as a result of higher fuel surcharges.

Cargo revenues increased 15.8% in the quarter, driven by a 10.0% increase in cargo traffic and a 5.2% increase in yields, reflecting growth in Latin American cargo markets, as well as improved revenue management practices and itinerary optimization. Capacity increased 9.8% during the quarter. As a consequence, load factors increased from 71.8% to 72.0%. Revenues per ATK increased 5.4% compared to fourth quarter 2010.

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Other revenues decreased 24.1% due to the exclusion of the revenues of Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 25.1% during the quarter, while unit (ATK) costs increased 15.7% compared to fourth quarter 2010. Higher jet fuel prices during the quarter led to approximately US$98.6 million in higher fuel costs considering current fuel consumption levels. Excluding fuel, unit costs increased 7.7% mainly due to higher costs related to the consolidation of LAN’s Colombian operations. Changes in operating expenses were mainly due to the following:

•	Wages and benefits increased 9.9% driven by a higher average headcount, in line with the Company’s planned operational expansion, including the integration of LAN Colombia’s, partially offset by the impact of the average depreciation of Latin American currencies during the quarter.
•	Fuel costs increased 46.7% mainly driven by a 28.8% increase in prices, coupled with an 11.6% increase in consumption. In addition, the Company recognized a US$0.2 million fuel hedge gain, compared to a US$6.9 million fuel hedge gain in fourth quarter 2010.
•	Commissions to agents increased 14.3% due to a 19.3% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.
•	Depreciation and amortization increased 17.2% mainly due to the incorporation in 2011 of 4 new Airbus A319s, 10 new Airbus A320s, and 3 Boeing 767-300s.
•	Other rental and landing fees increased 1.4% mainly due to increased handling costs and aeronautical rates, in line with the expansion in the Company’s operations during the quarter, partially offset by lower costs related to ACMI leases.
•	Passenger service expenses increased 4.3% driven by a 28.3% increase in the number of passengers transported, partially offset by lower passenger compensations during the period.
•	Aircraft rentals increased 66.1% due to the incorporation of LAN Colombia’s fleet, consisting of 9 Boeing 737-700s, 10 Dash 8-200s and 4 Dash 8-Q400s. Additionally, this increase considered the incorporation in 2011 of 6 leased Airbus A320s, and 1 leased Boeing 767-300F.
•	Maintenance expenses increased 45.4% due to a larger fleet, including the incorporation of LAN Colombia’s fleet.
•	Other operating expenses increased 31.5% due to higher commercial and distribution system costs, in line with the Company’s operational expansion, as well as costs incurred related to the TAM transaction and the incorporation of LAN Colombia.

Non-operating results

•	Interest income increased from US$4.6 million in fourth quarter 2010 to US$4.8 million in fourth quarter 2011 due to a higher average cash balance during the quarter.
•	Interest expense decreased 11.0% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).
•	Under Other income (expense), the Company recorded a US$2.6 million loss, mainly due to foreign exchange losses related to the depreciation of local currencies compared to September 30, 2011. During fourth quarter 2010, the US$18.8 million gain included a US$14.0 million reversal of the provision related to the investigation of the cargo business by the European Commission as a result of the fine announced in November 2010.

CONSOLIDATED 2011 RESULTS

Net income in 2011 amounted to US$320.2 million compared to US$419.7 million in 2010. Net margin decreased from 9.3% in 2010 to 5.6% in 2011.

Operating income amounted to US$539.7 million in 2011 compared to US$622.9 million in 2010. Operating margin decreased from 13.8% in 2010 to 9.4% in 2011.

Total operating revenues increased 26.4% compared to 2010, reaching US$5,718.2 million. This reflected a:

•	28.9% increase in passenger revenues to US$4,008.9 million,

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•	23.1% increase in cargo revenues to US$1,576.5 million, while
•	other revenues remained stable at US$132.8 million.

Passenger and cargo revenues accounted for 70.1% and 27.6% of total revenues for the period, respectively.

Passenger revenues increased 28.9% driven by 15.9% traffic growth and an 11.2% increase in yields. Load factors increased from 78.3% to 79.8% as the traffic growth outpaced the 13.7% increase in capacity. The growth rates in traffic and capacity in 2011 included inorganic growth resulting from the inclusion of LAN Colombia’s domestic and international operations, partially offset by the volcanic ash cloud that disrupted air traffic throughout the region. Overall, revenues per ASK increased 13.4%. Traffic grew as a result of a 23.7% increase in domestic traffic (including domestic operations of LAN and its affiliates in Chile, Argentina, Peru, Ecuador and Colombia), and a 12.6% increase in international traffic. International traffic accounted for 68.1% of total passenger traffic in 2011. Yields increased mainly due to higher fares as a result of higher fuel surcharges.

Cargo revenues increased 23.1% in 2011 driven by an 11.5% increase in cargo traffic and a 10.4% increase in yields, reflecting growth in Latin American cargo markets and higher fuel surcharges, as well as improved revenue management practices and itinerary optimization. Capacity increased 12.4% in 2011. As a consequence, load factors decreased from 70.1% to 69.6%. Revenues per ATK increased 9.5% compared to 2010.

Other revenues remained stable at US$132.8 million, where growth in revenues from tours and travel services, duty free sales and maintenance services were offset by the exclusion of revenues from Blue Express, LAN’s logistic and courier subsidiary sold in early April 2011.

Total operating expenses increased 32.8% in 2011, while unit (ATK) costs increased 18.0% compared to 2010. Higher jet fuel prices in 2011 led to approximately US$454.7 million in higher fuel costs considering current fuel consumption levels. Excluding fuel, unit costs increased 11.1% mainly due to the average appreciation of Latin American currencies in 2011, higher wages and benefits and higher costs related to the consolidation of LAN’s Colombian operations. Changes in operating expenses were mainly due to the following:

•	Wages and benefits increased 27.6% driven by higher average headcount, in line with the Company’s planned operational expansion, including the integration of LAN Colombia, and the impact of the average appreciation of Latin American currencies.
•	Fuel costs increased 50.6% mainly driven by a 37.2% increase in prices, coupled with a 12.2% increase in consumption. In addition, the Company recognized a US$39.9 million fuel hedge gain, compared to a US$1.0 million fuel hedge gain in 2010.
•	Commissions to agents increased 20.7% due to a 27.2% increase in traffic revenues (passenger and cargo), partially offset by a 0.2 point reduction in average commissions. This reduction was mainly related to lower commissions in the cargo business.
•	Depreciation and amortization increased 18.4% mainly due to the incorporation in 2011 of 4 new Airbus A319, 10 new Airbus A320s, and 3 Boeing 767-300s.
•	Other rental and landing fees increased 12.8% mainly due to increased handling costs and aeronautical rates, in line with the expansion of the Company’s operations during the period, partially offset by lower costs related to ACMI leases.
•	Passenger service expenses increased 19.1% driven by a 30.6% increase in the number of passengers transported, as well as higher passenger compensations in 2011.
•	Aircraft rentals increased 76.7% due to the incorporation of LAN Colombia’s fleet, consisting of 9 Boeing 737-700s, 10 Dash 8-200s and 4 Dash 8-Q400s. Additionally, this increase considered the incorporation in 2011 of 6 leased Airbus A320s, and 1 leased Boeing 767-300F freighter .
•	Maintenance expenses increased 51.2% due to a larger fleet, including the incorporation of LAN Colombia’s fleet.
•	Other operating expenses increased 27.3% due to higher commercial and distribution system costs, in line with the Company’s operational expansion, as well as costs incurred related to the TAM transaction and the incorporation of LAN Colombia

Non-operating results

•	Interest income decreased from US$14.9 million in 2010 to US$14.5 million in 2011 due to a lower average cash balance during the period.

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•	Interest expense decreased 10.4% due to the fact that higher average long-term debt related to fleet financing was offset by the recognition of interest related to the financing of pre-delivery payments (PDPs), in line with the accounting policy regarding these payments (IFRS).
•	Under other income (expense), the Company recorded a US$32.7 million loss, considering the US$66 million loss originated by the settlement agreement in the cargo business and foreign exchange losses related to the depreciation of local currencies, partially offset by the US$45 million gain from the sale of Blue Express. This loss also included a one-time charge of UF 116,091 (US$5.0 million) resulting from a settlement agreement with Chilean airline PAL regarding the pending legal proceeding before the TDLC and their appeal before the Chilean Supreme Court in connection with the merger process between LAN and TAM. In 2010, the US$19.5 million gain included a US$14.0 million reversal of the provision related to the investigation of the cargo business by the European Commission as a result of the fine announced in November 2010

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About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The Company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets.

Currently, LAN Airlines and its affiliates operate 135 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The Company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years. For more information please visit www.lan.com or www.oneworldalliance.com

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

8

LAN Airlines S.A.

Consolidated Income Statement (in thousands of US Dollars)

	For the three month period ended				For the twelve month period ended
	December 31				December 31
	2011	2010	% Change		2011	2010	% Change

REVENUE
Passenger	1,073,519	888,428	20.8%		4,008,910	3,109,797	28.9%
Cargo	428,458	370,150	15.8%		1,576,530	1,280,704	23.1%
Other	33,330	43,900	-24.1%		132,803	132,826	0.0%
TOTAL OPERATING REVENUE	1,535,307	1,302,478	17.9%		5,718,243	4,523,327	26.4%

EXPENSES
Wages and Benefits	-251,271	-228,699	9.9%		-1,012,922	-794,096	27.6%
Aircraft Fuel	-467,747	-318,796	46.7%		-1,750,052	-1,161,927	50.6%
Comissions to Agents	-55,476	-48,547	14.3%		-209,255	-173,397	20.7%
Depreciation and Amortization	-108,167	-92,276	17.2%		-404,672	-341,696	18.4%
Other Rental and Landing Fees	-175,821	-173,314	1.4%		-671,614	-595,215	12.8%
Passenger Services	-33,379	-32,005	4.3%		-136,049	-114,221	19.1%
Aircraft Rentals	-44,738	-26,942	66.1%		-174,197	-98,588	76.7%
Aircraft Maintenance	-42,934	-29,524	45.4%		-182,358	-120,642	51.2%
Other Operating Expenses	-186,311	-141,630	31.5%		-637,399	-500,657	27.3%
TOTAL OPERATING EXPENSES	-1,365,844	-1,091,733	25.1%		-5,178,518	-3,900,439	32.8%

OPERATING INCOME	169,463	210,745	-19.6%		539,725	622,888	-13.4%
Operating Margin	11.0%	16.2%	-5.1	pp	9.4%	13.8%	-4.3	pp

Interest Income	4,766	4,555	4.6%		14,453	14,946	-3.3%
Interest Expense	-34,467	-38,734	-11.0%		-139,077	-155,279	-10.4%
Other Income (Expense)	-2,568	18,764	-113.7%		-32,741	19,477	-268.1%

INCOME BEFORE TAXES AND MINORITY INTEREST	137,194	195,330	-29.8%		382,360	502,032	-23.8%
Income Taxes	-20,848	-30,879	-32.5%		-61,789	-81,107	-23.8%

INCOME BEFORE MINORITY INTEREST	116,346	164,451	-29.3%		320,571	420,925	-23.8%

Attributable to:
Shareholders	112,500	164,559	-31.6%		320,197	419,702	-23.7%
Minority Interest	3,846	-108	-3661.1%		374	1,223	-69.4%

NET INCOME	112,500	164,559	-31.6%		320,197	419,702	-23.7%
Net Margin	7.3%	12.6%	-5.3	pp	5.6%	9.3%	-3.7	pp

Effective Tax Rate	15.6%	15.8%			16.2%	16.2%

Shares Outstanding	340,319,431	338,790,909			340,319,431	338,790,909
Earnings per Share (US$)	0.33	0.49	-31.9%		0.94	1.24	-24.1%

9

LAN Airlines S.A.

Consolidated Operational Statistics

	For the three month period ended				For the twelve month period ended
	December 31				December 31
	2011	2010	% Change		2011	2010	% Change

System
ATKs (millions)	2,599	2,389	8.8%		10,056	8,970	12.1%
ASKs (millions)	12,611	11,134	13.3%		48,154	42,355	13.7%
RTKs (millions)	1,887	1,708	10.4%		7,075	6,222	13.7%
RPKs (millions)	10,076	9,096	10.8%		38,423	33,147	15.9%
Overall Load Factor (based on ATKs)%	72.6%	71.5%	1.1	pp	70.4%	69.4%	1.0	pp
Break-Even Load Factor (based on ATK)%	66.2%	61.5%	4.7	pp	65.2%	61.7%	3.5	pp
Yield based on RTKs (US Cents)	79.6	73.7	8.1%		78.9	70.6	11.9%
Operating Revenues per ATK (US Cents)	57.8	52.7	9.7%		55.5	48.9	13.5%
Operating Costs per ATK (US Cents)	52.4	45.3	15.7%		51.4	43.6	18.0%
Fuel Gallons Consumed (millions)	147.8	132.4	11.6%		562.3	501.1	12.2%
Average Trip Length (thousands km)	1.647	1.908	-13.7%		1.701	1.917	-11.3%
Total Number of Employees	21,838	18,967	15.1%		21,838	18,967	15.1%

Passenger
ASKs (millions)	12,611	11,134	13.3%		48,154	42,355	13.7%
RPKs (millions)	10,076	9,096	10.8%		38,423	33,147	15.9%
RTKs (millions)	908	819	10.9%		3,463	2,983	16.1%
Passengers Transported (thousands)	6,117	4,767	28.3%		22,591	17,293	30.6%
Load Factor (based on ASKs) %	79.9%	81.7%	-1.8	pp	79.8%	78.3%	1.5	pp
Yield based on RPKs (US Cents)	10.7	9.8	9.1%		10.4	9.4	11.2%
Yield based on RTKs (US Cents)	118.2	108.5	8.9%		115.8	104.2	11.1%
Revenues per ASK (US cents)	8.5	8.0	6.7%		8.3	7.3	13.4%

Cargo
ATKs (millions)	1,360	1,239	9.8%		5,193	4,620	12.4%
RTKs (millions)	979	890	10.0%		3,612	3,239	11.5%
Tons Transported (thousands)	237	215	10.1%		875	780	12.2%
Load Factor (based on ATKs) %	72.0%	71.8%	0.2	pp	69.6%	70.1%	-0.5	pp
Yield based on RTKs (US Cents)	43.8	41.6	5.2%		43.6	39.5	10.4%
Revenues per ATK (US Cents)	31.5	29.9	5.4%		30.4	27.7	9.5%

10

LAN Airlines S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2011	2010

Total Assets	7,641,887	6,785,897
Total Liabilities	6,184,515	5,485,837
Total Equity (*)	1,457,372	1,300,060
Total Liabilities and Shareholders equity	7,641,887	6,785,897

Net Debt
Current and long term portion of loans from financial institutions	3,199,778	2,717,722
Current and long term portion of obligations under capital leases	316,529	227,571
Other liabilities current and long term portion	271,965	314,372
Cash and cash equivalents	-472,499	-737,093
Total Net Debt	3,315,773	2,522,572

(*) Under IFRS, Equity includes Minority Interest, which amounted to US$ thou. 12,048 as of December 2011, and US$ thou. 3,246 as of December 2010

LAN Airlines S.A.

Consolidated Fleet

		As of December 31, 2011
	Leased	Owned	Total

Passenger Aircraft
Dash 8-200	10	0	10
Dash 8-Q400	4	0	4
Boeing 737-700	9	0	9
Airbus A318-100	0	10	10
Airbus A319-100	0	24	24
Airbus A320-200	9	33	42
Boeing 767-300	10	21	31
Airbus A340-300	1	4	5
TOTAL	43	92	135

Cargo Aircraft
Boeing 777-200F	2	0	2
Boeing 767-300F	4	8	12
TOTAL	6	8	14

TOTAL FLEET	49	100	149

Note: Table does not include one Boeing 767-200 leased to Aerovías de México S.A.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2012

By:	/s/ Cristián Toro Cañas
	Name:	Cristián Toro Cañas
	Title:	Senior Vice President and General Counsel